Exhibit 99.1

Cellect Biotechnology Provides Corporate Update and Reports Fourth Quarter
and Full Year 2016 Financial Results

Tel Aviv, Israel March 23, 2017 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”, TASE: “APOP”), a developer of innovative technology which enables the functional selection of stem cells, today provided a corporate update and announced financial results for the fourth quarter and full year ended December 31, 2016.

“We are very pleased with our accomplishments in the fourth quarter and the full year of 2016,” said Dr. Shai Yarkoni, Chief Executive Officer. “During the fourth quarter, we inspected and qualified a clean room at the Rambam Hospital, our Phase I/II clinical site; completed collecting samples of healthy volunteers and optimized the clinical process; presented at the world Stem Cell Summit in Florida; and initiated a series of Non-Deal Road Shows (NDRS) in the U.S. and Europe in order to increase the awareness of Cellect Biotechnology among investors and analysts in those financial markets, which we expect to continue in 2017. Moreover, we were pleased to strengthen the management team of the company by hiring a new Chief Financial Officer and Chief Development Officer, both bringing years of experience in the U.S. and Israeli financial communities and the research and development of the stem cell industry, respectively”.

“Overall, during 2016, we received the Israeli Ministry of Health’s approval to begin a Phase I/II clinical trial in leukemia patients to evaluate the safety and efficacy of Cellect’s cell selection technology, and received the approval of the board of the BIRD Foundation for a $1.8 million budget for the joint development project of our ApoTainer together with Entegris, our strategic partner, of which its final agreement is expected to be signed during Q1-17. We were also pleased to complete a U.S. IPO with a NASDAQ listing, raising $8.4 million before related expenses and we believe that we have sufficient funds to expedite our development plan and conclude the clinical trial” continued Dr. Yarkoni.

“We believe Cellect’s transformative approach to cell selection represents a significant breakthrough in the ability to achieve much better stem cell preparation, for whatever use. Production of transplantation material devoid of mature immune cell populations has shown a great promise for reducing the significant risks associated with bone marrow transplantation,” continued Dr. Yarkoni. “With this continued development progress, and our recent U.S. IPO, Cellect has never been in a stronger operating position. Our focus remains on creating long-term value for our shareholders.”

Recent corporate highlights:

•	Announcement of the treatment of the first blood cancer patient in the recently initiated Phase I/II trial of the Company’s stem cell technology ApoGraft™.

•	Received a formal notice of allowance on a key method of treatment patent (Application No. 13/811,374) from the United States Patent & Trademark Office.

WWW.CELLECTBIO.COM	ENABLING STEM CELLS

•	Announced positive final results from the non-interventional clinical trial of ApoGraft™ in healthy donors (104 donor test base).

•	Announced that Dr. Corey Cutler, Senior Physician at the world-renowned U.S. Dana Farber Cancer Institute and an Associate Professor of Medicine at Harvard Medical School, is joining the Company’s Scientific and Medical Advisory Board.

•	Announced that the Company intends to voluntarily delist Cellect from the Tel Aviv Stock Exchange (TASE) in accordance with section 350 to the Israeli Company Law.

Fourth Quarter and Full Year 2016 Financial Results:

•	Research and development (R&D) expenses for the fourth quarter and for the full year of 2016 were $0.66 million and $2.15 million respectively, compared to $0.47 million in the fourth quarter of 2015 and $1.53 million for the full year of 2015. The increase in R&D expenses for the full year of 2016 as compared to the full year of 2015 was primarily due to an increase in product and clinical expenses due to preparation for the ongoing clinical trial.

•	General and administrative (G&A) expenses for the fourth quarter and for the full year of 2016 were $0.45 million and $2.07 million respectively, compared to $0.48 million in the fourth quarter of 2015 and $1.09 million for the full year of 2015. The increase in G&A expenses for the full year of 2016 as compared to the full year of 2015 was primarily due to the expansion in company activity, payroll and IPO related expenses.

•	Finance income for the fourth quarter and for the full year of 2016 were $0.35 million, and $0.16 million respectively, compared to a non-significant loss in the fourth quarter of 2015 and $0.02 million for the full year of 2015 respectively. The financial income in the full year of 2016 as compared to the loss in the full year of 2015, was primarily due finance income related to fair value of the Traded Warrants to ADS granted on the IPO.

•	Net loss for the fourth quarter and for the full year of 2016 was $0.75 million and $3.98 million respectively, or $0.007 per share for the fourth quarter and $0.044 per share for the year of 2016 respectively, compared to $0.96 million, or $0.012 per share, in the fourth quarter and $2.65 million, or $0.035 per share for the full year of 2015.

Balance Sheet Highlights:

•	Cash and cash equivalents (including marketable securities and short terms deposits) totaled $8.0 million as of December 31, 2016, compared to $9.4 million on September 30, 2016, and $3.1 million on December 31, 2015. The change compared to December 31, 2015 was primarily due to net proceeds of $7.6 million (after deducting underwriters’ fees) raised through the IPO in the U.S., priced on July 29, 2016, and additional net proceeds of approximately $2.0 million raised through a private placement completed in March 2016, offset by cash used in operations during the year.

•	Traded Warrants to ADS totaled $0.5 million as of December 31, 2016, and represented, according to the international financial reporting standards (IFRS), the fair value of the Traded Warrants to ADS granted in the U.S. IPO which closed on August 3, 2016.

WWW.CELLECTBIO.COM	ENABLING STEM CELLS

•	Shareholders’ equity totaled $7.4 million as of December 31, 2016, compared to $8.4 million on September 30 2016, and $2.7 million on December 31, 2015.

For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange on December 31, 2016 (U.S. $1 = NIS 3.845).

About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: “APOP”, “APOPW”, TASE: “APOP”). The Company is developing an innovative technology which enables the functional selection of stem cells based on their sensitivity to apoptosis. This functional-based selection is a breakthrough technology in the ability to isolate stem cells from any given tissue, and may improve a variety of stem cells applications.

The Company’s first planned product line is expected to include unique containers for cell selection in an apoptosis-inducing microenvironment. Cellect’s first planned commercial product candidate is a medical kit designed for the bone marrow transplantations market, as well as other markets which require cell selection. The Company plans that in the future its technology will be integrated in many production procedures of stem cell-based products.

WWW.CELLECTBIO.COM	ENABLING STEM CELLS

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s expectation to continue NDRS in 2017, Cellect’s belief that its transformative approach to cell selection represents a significant breakthrough in the ability to achieve much better stem cell preparation, Cellect’s intent to voluntarily delist from the Tel Aviv Stock Exchange, that Cellect has developed a breakthrough technology for the isolation of stem cells from any given tissue that aims to improve a variety of stem cells applications, that the BIRD agreement will be finalize and executed and timing thereof and that Cellect’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells for in quantity and quality that will allow stems cell related treatments and procedures. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

U.S. Investor Contact:
Bob Yedid
Managing Director
LifeSci Advisors, LLC
bob@lifesciadvisors.com
(646) 597-6989

WWW.CELLECTBIO.COM	ENABLING STEM CELLS

Cellect Biotechnology Ltd

Consolidated Statement of Operation

	Convenience translation Year ended December 31,	Year ended December 31,		Three months ended December 31,
	2016	2016	2015	2016	2015
	Unaudited	Audited	Audited	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	2,147	8,256	5,893	2,518	1,820

General and administrative expenses	2,072	7,968	4,204	1,721	1,835

Other income	(73)	(280)	-	-	-

Operating loss	4,146	15,944	10,097	4,239	3,655

Financial (income) due to Traded Warrants to ADS	(159)	(612)	-	(1,144)	-

Other financial expenses (income), net	(4)	(15)	75	(213)	30

Total comprehensive loss	3,983	15,317	10,172	2,882	3,685

Loss per share:

Basic and diluted loss per share	0.044	0.168	0.137	0.027	0.048

Weighted average number of shares outstanding used to compute basic and diluted loss per share	91,128,516	91,128,516	74,475,109	107,583,485	75,989,903

WWW.CELLECTBIO.COM	ENABLING STEM CELLS

Cellect Biotechnology Ltd

Consolidated Balance Sheet Data

ASSETS

	Convenience translation December 31, 2016	December 31, 2016	December 31, 2015
	Unaudited	Audited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	1,633	6,279	3,913
Short term deposits	5,113	19,660	-
Marketable securities	1,300	4,997	7,829
Accounts receivable	380	1,461	412

	8,426	32,397	12,154
NON-CURRENT ASSETS:
Restricted cash	36	140	20
Property, plant and equipment, net	357	1,373	1,187

	393	1,513	1,207

	8,819	33,910	13,361

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	364	1,401	466
Other accounts payable	542	2,084	2,394
	906	3,485	2,860
NON-CURRENT LIABILITIES:
Traded Warrants to ADS	504	1,938	-

EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2015, and 2016, Issued and outstanding: 75,949,888*) and 107,583,485*) shares as of December 31, 2015 and 2016, respectively.	-	-	-
Share premium	17,533	67,414	36,725
Share-based payments	1,617	6,217	3,603
Treasury shares	(2,451)	(9,425)	(9,425)
Accumulated deficit	(9,290)	(35,719)	(20,402)

	7,409	28,487	10,501

	8,819	33,910	13,361

*)	Net of 2,686,693 treasury shares of the Company held by the Company.

WWW.CELLECTBIO.COM	ENABLING STEM CELLS

Cellect Biotechnology Ltd

Consolidated Cash Flow Data

	Convenience translation Year ended December 31,	Year ended December 31,		Three months ended December 31,
	2016	2016	2015	2016	2015
	Unaudited	Audited	Audited	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)

Cash flows from operating activities:
Net loss	(3,983)	(15,317)	(10,172)	(2,882)	(3,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Financial expenses, net	35	134	69	(12)	33
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	(28)	(106)	(2)	(142)	1
Depreciation	91	350	71	123	31
Changes in fair value of Traded Warrants to ADS	(321)	(1,235)	-	(1,158)	-
Share-based payment	404	1,552	1,318	(534)	544
Increase in accounts receivable	(273)	(1,049)	(328)	(306)	(144)
Increase in accounts payable	327	1,259	1,333	664	1,020
Interest received	-	-	1	-	-
Net cash used in operating activities	(3,748)	(14,412)	(7,710)	(4,247)	(2,200)

Cash flows from investing activities:
Proceeds from the sale of property, plant and equipment	25	95	77	-	-
Short term deposits	(5,079)	(19,530)	-	120	-
Restricted deposit,	(31)	(120)	-	(120)	-
Marketable securities measured at fair value through profit and loss, Net	730	2,808	3,430	1,007	-
Purchase of property, plant and equipment	(329)	(1,265)	(332)	(82)	(283)
Net cash provided by (used in) investing activities	(4,684)	(18,012)	3,175	925	(283)

Cash flows from financing activities:
Exercise of stock options	2	7	104	-	-
Issue of share capital, net of issue costs	9,081	34,917	6,292	(167)	-
Net cash provided by (used in) financing activities	9,083	34,924	6,396	(167)	-
Exchange differences on balances of cash and cash equivalents	(35)	(134)	(70)	12	(33)
Increase (decrease) in cash and cash equivalents	616	2,366	1,791	(3,477)	(2,516)
Balance of cash and cash equivalents at the beginning of the period	1,018	3,913	2,122	9,756	6,429
Balance of cash and cash equivalents at the end of the period	1,634	6,279	3,913	6,279	3,913

WWW.CELLECTBIO.COM	ENABLING STEM CELLS